Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

											Nine Months
											Ended
	Year Ended September 30,										June 30,
	2005		2006		2007		2008		2009		2010
Earnings:
Earnings from continuing operations before income taxes	$2,200		2,749		3,178		3,666		2,464		2,078
Fixed charges	323		313		361		356		365		301
Earnings, as defined	$2,523		3,062		3,539		4,022		2,829		2,379

Fixed Charges:
Interest expense	$243		225		261		244		244		210
One-third of all rents	80		88		100		112		121		91
Total fixed charges	$323		313		361		356		365		301

Ratio of Earnings to Fixed Charges	7.8	X	9.8	X	9.8	X	11.3	X	7.7	X	7.9	X